NO ACT

PE
12-21-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010632

February 3, 2010

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-03-2010

Re: The Boeing Company
Incoming letter dated December 21, 2009

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Boeing by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated December 28, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(3). We note that the supporting statement of this proposal, unlike the supporting statements of the proposals at issue in The Ryland Group, Inc. (February 7, 2008) and Jefferies Group, Inc. (February 11, 2008), does not state that an advisory vote is an effective way for shareholders to advise the company whether its policies and decisions on compensation have been adequately explained. As a result, notwithstanding the similarities between the proposals, we are unable to conclude that this proposal and supporting statement, when read together, are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Ray T. Chevedden's Rule 14a-8 Proposal
The Boeing Company (BA)
Say on Pay Topic

Ladies and Gentlemen:

This responds to the December 21, 2009 no action request. Attached is the recent Staff Reply Letter *General Electric Company* (December 16, 2009). The resolved statement for the rule 14a-8 proposal in *General Electric* is virtually the same as in the Boeing proposal. Plus *General Electric* argued the same (i)(3) issue raised by Boeing.

Boeing also has a blanket no action request claiming that established rule 14a-8 proponents are not rule 14a-8 proponents. This will be addressed separately.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden

Gregory C. Vogelsperger <Gregory.C.Vogelsperger@boeing.com>

December 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated November 12, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser



ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of General Electric recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

[BA: Rule 14a-8 Proposal, October 21, 2009]

3 [number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Votes on 2009 "Say on Pay" resolutions averaged more than 46% in favor. More than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's corporate governance. In 2008 and 2009 the following governance issues were identified:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company: "D" in Board Effectiveness (Down from the previous "B" rating), "High Governance Risk" and "Very High Concern" in CEO pay – $18 million. Our CEO, James McNerney came directly from 3M with a board rated "F" by The Corporate Library during his tenure.

The Corporate Library said Boeing's "D" rating is unchanged due to continued concerns about executive compensation. Payment of long-term awards in stock would increase executives' exposure to the stock price, but our executive pay committee awarded the latest payments in cash.

Mr. McNerney, received pay of $89,000 for a generator, $100,000 for financial consulting and $267,000 for life insurance. Mr. McNerney also had vested pension benefits of more than $20 million, despite his tenure of only four years.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [number to be assigned by the company]

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 21, 2009


BOEING

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Concerning Shareholder Say on Executive Pay Submitted by Ray T. Chevedden for Inclusion in The Boeing Company 2010 Proxy Statement

Dear Sir or Madam:

On October 21, 2009, The Boeing Company ("Boeing," the "Company," "we" or "us") received a shareholder proposal (the "Proposal") from John Chevedden on behalf of Ray T. Chevedden (the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2010 Annual Meeting (the "2010 Proxy Statement").

This letter serves to inform you that we intend to omit the Proposal from the 2010 Proxy Statement and form of proxy (the "2010 Proxy Materials"). We have set forth below the reasons that we believe Boeing may omit the Proposal from the 2010 Proxy Materials on substantive grounds under the provisions set forth in Rule 14a-8(i) under the Securities Exchange Act of 1934, as amended (the "Act"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, Boeing excludes the Proposal from its 2010 Proxy Materials. In addition to the substantive grounds set forth in this letter, we believe Boeing also may omit the Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(c). On December 21, 2009, Boeing submitted a separate letter requesting that the Staff confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(c).

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the Proposal, which is attached to this letter as **Exhibit A**, are being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j). The Company presently intends to file its definitive 2010 Proxy Materials on March 12, 2010, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2010 Proxy Statement with the Commission.



Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this, with copies of all enclosures, to the Proponent as notice to the Proponent of the Company's intention to omit the Proposal from the 2010 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward the Proponent any Staff response to this no-action request that the Staff transmits to us by facsimile. A copy of additional correspondence with the Proponent relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as **Exhibit B**.

THE PROPOSAL

The Proposal relates to a shareholder say on executive pay and states, in relevant part:

> *RESOLVED – the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.*

BASES FOR EXCLUSION

I. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2010 PROXY MATERIALS PURSUANT TO RULE 14a-8(I)(3) BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE INHERENTLY MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where


BOEING

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; [or]

- The company demonstrates objectively that a factual statement is materially false or misleading.

See Staff Legal Bulletin No. 14B (Sept. 14, 2004).

The Staff has previously allowed the exclusion of a proposal drafted in such a way so that it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal." *Exxon Corporation* (Jan. 29, 1992); *see also Philadelphia Electric Company* (July 30, 1992).

The Proposal seeks to have the Board of Directors (the "Board") implement a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting that calls for an advisory vote of shareholders to ratify and approve the Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis (the "CD&A"). Further, the Proposal would require that this advisory vote proposal be submitted by and supported by Company management each year. As discussed below, the Proposal is inherently vague and indefinite because neither the shareholders in voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty the actions required by the Proposal.

A. The Proposal is Excludable Because it is Unclear Whether the Company's Management or the Board of Directors Should Take Action.

The Proposal urges the "*board of directors*" to adopt a policy regarding advisory vote proposals to be submitted by and supported by "Company *management*" to ratify and approve the "*board* Compensation's [sic] Committee Report" and the disclosure set forth in the "*Company's* Compensation Discussion and Analysis." The Proposal clearly refers to the Board and the Company's "management" separately; however, throughout the Proposal, there is a complete failure to clarify the distinction or impact between actions taken by the Company's Board and those taken by the Company's "management."


BOEING

Under Section 141(a) of the Delaware General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business of the corporation. Section 141(a) provides, in relevant part, as follows: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." In addition, under the Commission's Rule 14a-4(a), the Board solicits authority to vote the shares of the Company at the annual meeting. It is, therefore, the Board, and not the Company's management, that determines the matters to be presented to shareholders at the annual meeting. The Proposal's requirement that all future advisory votes be submitted and supported by the Company's management conflicts with the authority of the Board under Delaware law and the Commission's proxy rules to control what is submitted to shareholders for a vote and to make a recommendation as to how shareholders vote on such matters. Thus, there is a fundamental lack of certainty as to how the Proposal would be implemented. Neither the shareholders nor the Company would be able to determine with any reasonable certainty the actions sought by the Proposal because the authority to submit and support the Proposal in the proxy statement rests with the Board and not the management, as would be required under the Proposal.

As noted in *Jeffries Group* (Jan. 22, 2008), which contained a proposal identical to the Proposal, "fundamentally inconsistent interpretations can be made of this Proposal." The Proposal is subject to multiple interpretations, including:

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be Company "management" that will submit and support the future advisory vote resolutions-with this view based on a reading of the plain language of the Proposal, which calls for "management" submission and support of future advisory vote proposals; or

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be the Company Board that will submit and support the future advisory vote resolutions-with this view based on language that would appear elsewhere throughout the Company's proxy materials, including with

> respect to the Proposal itself, stating that it is the Board that is submitting matters for shareholders' consideration and making recommendations as to whether those matters should be supported.


BOEING

The Staff frequently has concurred that proposals that are susceptible to multiple interpretations can be excluded as vague and indefinite because the company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). More recently, in *General Electric Co.* (Jan. 26, 2009), a proposal requested that the Board take the steps necessary to amend its bylaws and each appropriate governing document to give the holders of 10% of the Company's outstanding stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, and further provided that such "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareholders only and meanwhile not apply to management and/or the board." The proposal was susceptible to at least two interpretations, and the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (Feb. 16, 2007) *Philadelphia Electric Co.* (Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 14, 2004). *See also Boeing Corp.* (Feb. 10, 2004); *Capital One Financial Corp.* (Feb. 7,2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is subject to alternative interpretations. Moreover, neither the Company's shareholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

B. The Proposal is Excludable because it is Unclear What the Shareholder Advisory Vote Should Address.

The Staff has previously concurred in the exclusion of similar proposals regarding advisory votes on Compensation Committee Reports in proxy statements, where such proposals are vague or misleading as to the objective or effect of the proposed advisory vote. *See Sara Lee corp.* (Sept. 11, 2006). *See also Energy Corp.* (Feb. 14, 2007); *Safeway Inc.* (Feb. 14, 2007); *Energy East Corp.* (Feb. 12, 2007); *WellPoint Inc.* (Feb. 12, 2007); *Burlington Northern Santa Fe Corp.* (Jan. 31, 2007); *Johnson & Johnson* (Jan. 31, 2007); *Allegheny Energy, Inc.* (Jan 30, 2007); *PG&E Corp.* (Jan. 30, 2007) (each concurring in the exclusion of a proposal regarding an advisory vote on the Compensation Committee Report as materially false or misleading).


BOEING

The proposal in *Sara Lee* requested that the company adopt a policy that the company's shareholders "be given the opportunity...to vote on an advisory resolution...to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

The analysis in *Sara Lee* differs from proposals where an advisory vote was sought that was specifically aimed at the compensation of named executive officers as disclosed in the company's Summary Compensation Table and the narrative accompanying such tables. In those situations, the Staff was unable to concur in the exclusion of the proposals under Rule 14a-8(i)(3). *See Zions Bancorporation* (Feb. 26, 2009); *Allegheny Energy, Inc.* (Feb. 5, 2008) *Burlington Northern Santa Fe Corp.* (Jan. 22, 2008); *Jones Apparel Group, Inc.* (Mar. 28, 2007) (in each case, the Staff was unable to concur that a proposal seeking an advisory vote on the amount of compensation disclosed Summary Compensation Table for the named executive officers was properly excludable under Rule 14a-8(i)(3)).

The Proposal seeks an advisory vote on the Board's Compensation Committee Report, like the *Sara Lee* proposal, and adds to the inherent confusion by combining this vote with an advisory vote on the executive compensation policies and practices set forth in the Company's CD&A. The Staff has previously concurred in the exclusion of proposals identical to the Proposal on the grounds that they provided two fundamentally differing and inconsistent interpretations of what the advisory vote would address. *Jeffries Group* (Jan. 22, 2008); *The Ryland Group, Inc.* (Dec. 17, 2007). As in *Jeffries Group* and *The Ryland Group*, while the Proposal clearly seeks a single combined advisory vote, the Proposal provides no guidance as to the intended purpose and effect of the advisory vote requested under the Proposal. Furthermore, as described below, the little guidance that is provided in the Supporting Statement contains material inaccuracies.

Under the Commission's disclosure rules, the Compensation Committee Report is not a substantive executive compensation disclosure but instead is a corporate governance process disclosure, set forth in Item 407(e) of Regulation S-K.[1] However, the Supporting Statement refers to "Say on Pay" resolutions and indicates that the Proposal is seeking "this reform." Later, the Supporting Statement refers to the Proposal as "this Executive Pay proposal." The other statements in the Supporting Statement suggest that the effect of the Proposal would be to provide feedback on the Company's executive compensation practices. While the Supporting Statement has a reference to "our company's 2009 reported corporate governance status," that reference is in the context of shareholders considering "this Executive Pay proposal." Absent any other discussion in the Proposal or the Supporting Statement as to the effect of an advisory vote on the Board Compensation Committee Report, the Proposal and Supporting Statement indicate, in a misleading manner, that the advisory vote requested in the Proposal would allow shareholders to address and provide input on the Company's executive compensation practices.


BOEING

As with the proposals in *Sara Lee, Jefferies Group* and *The Ryland Group,* the Proposal is materially misleading because the Compensation Committee Report does not contain the information that the Proposal indicates shareholders will be voting on, namely, the Company's executive compensation policies. Further, given the vague and conflicting statements in the Proposal and the Supporting Statement as to the purpose and effect of the combined advisory vote that is sought by the Proposal, it is not possible for shareholders in voting on the Proposal or for the Board, if it were to seek to implement the proposal, to determine what is called for under the Proposal. The language of the Proposal and the Supporting Statement creates a fundamental uncertainty as to whether the advisory vote would relate in some way to the actions by the Board that are described in the Compensation Committee Report or the substance of the Company's executive compensation policies and practices.

As noted by the Staff in the *Sara Lee* letter, an advisory vote on the Board Compensation Committee Report does not provide feedback or input on the Company's executive compensation. The fact that the Proposal would require a combined vote on the Board Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's CD&A creates further confusion because shareholders voting on the proposal will not know what objective is served by the requested advisory vote. In addition, as was the case in *Jeffries Group* and *The Ryland Group, Inc.*, the Company's management would not know how to implement the Proposal so as to (i) address both the Compensation Committee Report and the CD&A and (ii) achieve the Proposal's sole stated objective

[1] Under Item 407(e)(5) of Regulation S-K, the Compensation Committee Report simply states whether the compensation committee reviewed and discussed the CD&A with management and, based on the review and discussions, whether the compensation committee recommended to the board of directors that the CD&A be included in the company's annual report and proxy statement.

of providing a vote on executive pay. Instead, any vote implemented under the Proposal would be addressing two fundamentally different issues, and shareholders and the Company would not know how to respond to interpret either the Proposal or the effect of the advisory vote it requests. Consequently, the Proposal is so inherently vague that it is materially misleading and excludable under Rule 14a-8(i)(3)

Based on the foregoing, the Company believes that Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite so as to be inherently misleading.


BOEING

* * *

For the foregoing reasons, we believe the Proposal in its entirety may be omitted from the 2010 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Very truly yours,




BOEING

Michael F. Lohr
Corporate Secretary

Enclosures

cc: John Chevedden

EXHIBIT A

The Proposal


BOEING

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1997

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. McNerney,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to:
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Ray T. Chevedden　　　　10-20-09
　　　　　　　　　　　　Date

*** FISMA & OMB Memorandum M-07-16 ***

Shareholder

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
PH: 312-544-2802
PH: 312-544-2000
FX: 312-544-2829

[BA: Rule 14a-8 Proposal, October 21, 2009]

3 [number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Votes on 2009 "Say on Pay" resolutions averaged more than 46% in favor. More than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's corporate governance. In 2008 and 2009 the following governance issues were identified:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company: "D" in Board Effectiveness (Down from the previous "B" rating), "High Governance Risk" and "Very High Concern" in CEO pay – $18 million. Our CEO, James McNerney came directly from 3M with a board rated "F" by The Corporate Library during his tenure.

The Corporate Library said Boeing's "D" rating is unchanged due to continued concerns about executive compensation. Payment of long-term awards in stock would increase executives' exposure to the stock price, but our executive pay committee awarded the latest payments in cash.

Mr. McNerney, received pay of $89,000 for a generator, $100,000 for financial consulting and $267,000 for life insurance. Mr. McNerney also had vested pension benefits of more than $20 million, despite his tenure of only four years.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [number to be assigned by the company]

Notes:

Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Additional Correspondence with the Proponent



Gregory C. Vogelsperger
Chief Counsel - Securities, Finance &
Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

November 12, 2009

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Say on Executive Pay

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2010 proxy statement:

1. Shareholder Say on Executive Pay (received October 21, 2009)
2. Special Shareowner Meetings (received October 30, 2009)
3. Independent Board Chairman (received November 10, 2009)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

As requested in the letter from Mr. Ray T. Chevedden dated October 20, 2009, we are addressing this correspondence to you rather than Mr. Ray T. Chevedden.

Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Additionally, if you do not advise me in timely manner regarding which of the above proposals you wish to withdraw, we intend to omit all three proposals from our 2010 proxy statement.

For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,



Gregory C. Vogelsperger
Chief Counsel, Securities, Finance and Governance

enclosure
cc: Ray T. Chevedden

From: olmsted [mailto *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 25, 2009 9:05 PM
To: Vogelsperger, Gregory C
Subject: Ray T. Chevedden Rule 14a-8 Proposal (BA)

Mr. Vogelsperger,
The company November 12, 2009 letter acknowledges Ray T. Chevedden's rule 14a-8 proposal, which was accompanied by a cover letter signed by Ray T. Chevedden. Ray T. Chevedden is thus naturally the proponent. Additionally the company has published Ray T. Chevedden's rule 14a-8 proposals since 1998. This is the beginning text of Ray T. Chevedden's 1998 rule 14a-8 proposal from the 1998 Boeing definitive proxy:
PROPOSAL 5
SHAREHOLDER PROPOSAL
ON ANNUAL ELECTION OF THE
ENTIRE BOARD OF DIRECTORS
Reference:
http://www.sec.gov/Archives/edgar/data/12927/0000891020-98-000356.txt

Please let me know on November 30, 2009 if there are any further questions or doubt by the company.

Sincerely,
John Chevedden
cc: Ray T. Chevedden